Date: 18/07/2008	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities Subject: CREAM MINERALS LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	15/08/2008
Record Date for Voting (if applicable) :	15/08/2008
Meeting Date :	19/09/2008
1400 - 570 Grnaville Street
Meeting Location (if available) :	Vancouver, BC
V6C 3P1

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	225263508	CA2252635081

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CREAM MINERALS LTD